UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Alon Holdings Blue Square - Israel Ltd. (the "Company") reported today that Shareholders approved the following proposals presented at the Annual General Meeting of shareholders held on February 2, 2012:

  Re-election of Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky and Avraham Meron as members of the Board of Directors of the Company until the next Annual General Meeting of shareholders, in addition to the serving external directors;
  Approval of the extension of the compensation arrangement of Mr. David Wiessman, the Chairman of the Board of Directors of the Company, for a period of three years, commencing on February 2, 2012; and
  Re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2011, and the authorization of the Audit Committee and the Board of Directors of the Company to determine the compensation of the auditors.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Ortal Klein
February 2, 2012		Ortal Klein Corporate Secretary